UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-43098

AgomAb Therapeutics NV

Posthoflei 1/6

2600 Antwerpen

Belgium

Tel: +32 3 318 91 70

(Address, Including Zip Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 13, 2026, the Company issued a press release titled, “Agomab Announces First Patient Dosed in Global NOV-ERA Phase 2b Study of Ontunisertib in Fibrostenosing Crohn's Disease.” A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Form 6-K, including Exhibit 99.1, except for the quotes by Philippe Wiesel, MD, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-294220).

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing the Company’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the potential of ontunisertib for the treatment of Fibrostenosing Crohn’s disease, the expected conduct and progress of the NOV-ERA Phase 2b study, our interactions with regulatory authorities and the Company’s future expectations, plans and prospects. Such statements are based on the Company’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, including the risk that preliminary or interim data may not reflect final results, related to regulatory approvals, and related to the impact of global economic conditions. These and other risks and uncertainties are described more fully in the Company’s Annual Report, filed on Form 20-F with the SEC, and in subsequent filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. Investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release of AgomAb Therapeutics NV dated October 13, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AgomAb Therapeutics NV

Date: October 13, 2026	By:	/s/ Tim Knotnerus
Tim Knotnerus
Chief Executive Officer